Room 4561

January 3, 2007

Mr. James Regan
President and Chief Executive Officer
Dynamics Research Corporation
60 Frontage Road
Andover, Mass. 01810

> **Re:** **Dynamics Research Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q filed during Fiscal 2006**
> **Forms 8-K filed during Fiscal 2006**
> **File No. 000-02479**

Dear Mr. Regan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant